Exhibit 31.2

OFFICERS’ CERTIFICATE

The undersigned, Marc Kilbride, Vice President and Treasurer, and Linda Geiger, Assistant Treasurer, of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”), hereby certify pursuant to Section 3.06 of the Transition Property Servicing Agreement, dated as of December 16, 2005, between CenterPoint Energy Transition Bond Company II, LLC, as Issuer, and CenterPoint Houston, as Servicer (the “Agreement”) that

(i)	a review of the activities of the Servicer during the period January 1, 2012 through December 31, 2012 and of its performance under the Agreement has been made under our supervision, and

(ii)	to the best of our knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.

March 28, 2013	/s/ Marc Kilbride
Date	Marc Kilbride Vice President and Treasurer

March 28, 2013	/s/ Linda Geiger
Date	Linda Geiger Assistant Treasurer